July 10, 2008

Ms. Jennifer Thompson, Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

BY EDGAR AND OVERNIGHT DELIVERY

Re:	Best Buy Co., Inc.
Form 10-K for the Fiscal Year Ended March 1, 2008, filed April 30, 2008 (the “Form 10-K”)
File No. 1-09595

Dear Ms. Thompson:

On behalf of Best Buy Co., Inc. (“Best Buy”, “we”, “us”, or “our”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced Form 10-K, as set forth in your letter dated June 27, 2008.   For convenience, the staff’s numbered and bulleted comments are shown below in bold text, followed by Best Buy’s responses.

To assist the staff with its review, we will separately deliver a copy of this letter to you and Mr. Blume by overnight mail.

Form 10-K for the Fiscal Year Ended March 1, 2008

Notes to Consolidated Financial Statements

Note 3. Investments, page 76

1.              We read in the first paragraph on page 77 that as a result of the persistent failed auctions, and the uncertainty of when these investments could be successfully liquidated at par, you reclassified all of your investments in auction-rate securities to non-current assets. Given your inability to liquidate these investments at par, it is unclear to us how you concluded in the second paragraph on page 77 that the fair value of these securities approximated their par value at March 1, 2008. Please explain to us how you determined you did not need to record either unrealized holding losses for these investments at March 1, 2008 or other-than-temporary impairments by responding to the below comments and providing us with any additional information that you believe to be relevant:

•                  Explain in further detail the valuation techniques and assumptions used in determining the fair value of your auction-rate securities. We note your disclosure in the second paragraph on page 77, but we are requesting a more detailed explanation, including an explanation of how the firms managing your investments generate the quotes they provide to you (for example, are these based on actual recent sales, non-firm commitments to buy, internal models, etc.) and an explanation of the internal estimates used in your own discounted cash

Best Buy Corporate Campus • 7601 Penn Avenue South Richfield, MN, USA 55423-3645 • (612) 291-1000 • NYSE symbol: BBY flow models, including whether or not your valuations assumed an illiquidity adjustment to reflect current market conditions. Also tell us if you excluded the impact of reasonably available secondary market transactions or completed auction prices on the basis that they were considered “distress prices,” either at March 1, 2008 or in subsequent periods. Please disclose more detail related to your valuation techniques in future filings.

Several inputs were considered in formulating our overall conclusion with respect to the valuation of our auction-rate securities at March 1, 2008.  Our analysis primarily included: (i) pricing provided by the custodian for our auction-rate securities, (ii) internal estimates derived utilizing a discounted cash flow (“DCF”) valuation model and (iii) observable market transactions for identical or similar investments.  Each of these inputs is discussed in further detail below.

(i)    The pricing provided by Best Buy’s custodian was based on automated pricing feeds provided by third-party providers, including Bloomberg, Extel, FT Interactive Data, Merrill Lynch, Muller/Trepp, Prudential American Securities, SIRS and Telekurs.  All pricing provided by our custodian was at amortized cost (par value).  Based on discussions with our custodian, the third- party providers’ pricing feeds were based primarily on the prices from the most recent successful auctions.

(ii)   The DCF valuation model we used to generate our internal estimates included our assumptions concerning:

•                  the amount and timing of future interest payments assuming continued auction failures, resulting in coupon payments that are to be at the maximum rate specified for each security;

•                  forward projections of the interest rate benchmarks using appropriate yield curves as reported by Bloomberg;

•                  the amount and timing of future principal payments assuming repayment of the principal prior to the stated maturity date;

•                  the probability of full repayment of the principal considering the credit quality of the securities and guarantees in place; and

•                  the rate of return required by investors to own such securities given the liquidity risk associated with auction-rate securities (that is, an illiquidity adjustment).

(iii)       Finally, our evaluation as of March 1, 2008, also included completed auction prices that occurred subsequent to February 11, 2008, when auction failures began to occur.  This included sales at par of our own auction-rate securities held just prior to our March 1, 2008, fiscal year-end and subsequent to March 1, 2008, and through April 25, 2008, as follows ($ in millions):

Called / sold due to	March 2, 2008 to April 25, 2008	February 11, 2008 to March 1, 2008
Successful auctions	$10	$249
Redemptions by issuer	9	—
Failed auctions [1]	1	—
Total par value	$20	$249

1                   Liquidation resulted from a pro-rated sale, which occurs when a limited number of buyers submit bids on the scheduled auction date.  The sale proceeds are allocated on a pro-rata basis to the holders who placed sales orders.  The auction is still considered failed as the amount of securities submitted for sale exceeded the aggregate amount of bids.

In addition, we considered completed auction prices occurring in March 2008 by other market participants for auction-rate securities similar to ours, all of which were at par. None of the auction prices we identified were excluded on the basis that they were consummated at “distress prices.”

We believe we utilized all information that we were reasonably able to obtain in order to complete our evaluation to determine if our investments in auction-rate securities had incurred a temporary or other-than-temporary impairment at March 1, 2008.  Based on the short time period between commencement of auction failures in mid-February 2008 and our fiscal year-end at March 1, 2008, secondary market data for our investments in auction-rate securities was either insufficient or not available.  Accordingly, the methods summarized above were used to form our valuation conclusion.

Until unadjusted quoted prices are available in active markets for the auction-rate securities we hold at each reporting period, we have employed and will continue to employ the valuation techniques described above for purposes of our interim and annual reporting of financial results on Forms 10-Q and Form 10-K, as applicable.  We believe application of these techniques is in accordance with the fair value hierarchy as prescribed by SFAS No. 157, Fair Value Measurements, and the AICPA’s Center for Audit Quality white paper entitled Measurements of Fair Value in Illiquid (or Less Liquid) Markets.

In future filings, we will provide more detail disclosure related to our valuation techniques for auction-rate securities as required by SFAS No. 157.  The disclosure included in Note 4 of our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2008, filed on July 10, 2008, was as follows (in part):

Debt Securities. We classify our investments in debt securities as available-for-sale.  Our debt securities are comprised of commercial paper with a maturity of over three months and auction-rate securities as described in Note 3, Investments.  Our commercial paper is classified as Level 2 based on multiple sources of information, which may include market data and/or quoted market prices from either markets that are not active or are for the same or similar assets in active markets.

Our investments in auction-rate securities are classified as Level 3 as quoted prices were unavailable due to events described in Note 3, Investments.  Due to limited market information, we utilized a discounted cash flow (DCF) model to derive an estimate of fair value at May 31, 2008.  The assumptions used in preparing the DCF model included estimates with respect to the amount and timing of future interest and principal payments, forward projections of the interest rate benchmarks, the probability of full repayment of the principal considering the credit quality and guarantees in place, and the rate of return required by investors to own such securities given the current liquidity risk associated with auction-rate securities.

•                  Since you state that fair value approximated par value, please quantify for us any difference between the calculated fair value and the par value of your portfolio. If there was no difference, please help us to understand why no difference existed.

We stated on page 77 of the Form 10-K that fair value of our auction-rate securities approximated par value at March 1, 2008.  We arrived at this conclusion after considering (i) quantitative factors after applying the valuation techniques described above and (ii) qualitative factors.

From a quantitative perspective, the resulting outputs (or values) indicated that, in nearly all instances, the fair value of our auction-rate securities approximated par value.  The DCF valuation model we utilized indicated a potential impairment on four of the 72 investments in auction-rate securities held at March 1, 2008, representing an aggregate value of $36 million (par value).  The potential impairment was approximately 2% of the $36 million (par value), or less than $1 million.  We continue to monitor substantive changes in relevant market conditions and utilize the latest pertinent information available to value our investments in auction-rate securities.

For the 68 of 72 investments where quantitative impairment was not indicated based on our DCF valuation model, we also considered qualitative factors that might indicate a security was impaired.  We believe the underlying credit quality of our investments in auction-rate securities is high.  We do not hold auction-rate securities that represent interests in collateralized debt obligations, which are collateralized by pools of residential and/or commercial mortgages, nor interests in investment grade credit default swaps.  Instead, as discussed below, 94% of our auction-rate securities portfolio at March 1, 2008, was in auction-rate securities collateralized by government-backed student loans and municipal revenue bonds supported by AAA/Aaa-rated monoline insurance companies.  We noted no deterioration in credit or significant increase in default risk, or any existing weakness in the claims-paying ability of the issuers or monoline insurance companies.  To date, we have collected all interest due on our auction-rate securities and expect to continue to do so in the future.  We intend to liquidate our entire portfolio of auction-rate securities at par as opportunities arise.  We also intend, and believe we have the ability, to hold our auction-rate securities until we can liquidate them at par.

•                  You disclose on page 69 that “substantially all” of your auction-rate securities are AAA/Aaa-rated and collateralized by student loans what are substantially guaranteed by the U.S. government. You also disclose that you hold auction-rate securities that are in the form of municipal revenue bonds, the “vast majority” of which are AAA/Aaa-rated and insured by bond insurers. Please quantify for us the meaning of “substantially all” and “vast majority.” Please also tell us the nature of the collateral, including credit quality, on your remaining auction-rate securities. Also clarify if any of this information has changed since your year end.

Of the $417 million (par value) of auction-rate securities we held at March 1, 2008, $396 million, or 95%, of the portfolio was AAA/Aaa-rated, with the remaining $21 million, or 5%, carrying an AA/Aa-rating.  At March 1, 2008, we held 72 investments in auction-rate securities, consisting of the following:

•                  $297 million, or 71%, of auction-rate securities collateralized by student loans (“student loan bonds”), each being guaranteed 95% to 100% by the U.S. government;

•                  $97 million, or 23%, were municipal revenue bonds, 89% of which are insured by AAA/Aaa-rated bond insurers (Financial Security Assurance or Assured Guaranty Corporation); and

•                  $23 million, or 6%, were auction preferred securities, which are collateralized by the underlying investments of closed-end funds.

This composition has not changed substantially from March 1, 2008.  At May 31, 2008, we held 63 investments of auction-rate securities totaling $380 million (par value), consisting of the following:

•                  $298 million, or 78%, were student loan bonds, each being guaranteed 95% to 100% by the U.S. government;

•                  $59 million, or 16%, were municipal revenue bonds, 97% of which are insured by AAA/Aaa-rated bond insurers (Financial Security Assurance or Assured Guaranty Corporation); and

•                  $23 million, or 6%, were auction preferred securities (subsequent to May 31, 2008, we sold one $8 million investment at par).

At May 31, 2008, our auction-rate securities portfolio was 97% AAA/Aaa-rated and 3% AA/Aa-rated.

In future filings, we will remove references to “substantially all” and “vast majority” when describing the nature of the collateral, including credit quality, on our auction-rate securities portfolio.  We will replace such language with a table that more clearly delineates this information.  We will also clarify if any of this information has changed since the balance sheet date.

Based on the above, the disclosure in Note 3 in our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2008, filed on July 10, 2008, included the following ($ in millions):

Description	Nature of collateral or guarantee	May 31, 2008	March 1, 2008
Student loan bonds	Student loans guaranteed 95% to 100% by the U.S. government	$298	$297
Municipal revenue bonds	97% and 89% insured by AAA/Aaa-rated bond insurers at May 31, 2008 and March 1, 2008, respectively	59	97
Auction preferred securities	Underlying investments of closed-end funds	23	23
Total par value (includes accrued interest)		$380	$417

At May 31, 2008, our auction-rate securities portfolio was 97% AAA/Aaa-rated and 3% AA/Aa-rated.

•                  You disclose on page 42 that you liquidated $20 million of auction-rate securities at par value from March 1, 2008 through April 25, 2008. Please tell us if you have liquidated other auction-rate securities since April 25, 2008. If so, tell us the amount liquidated and the gains or losses recorded on those sales.

As disclosed on page 42 of the Form 10-K, we sold $20 million of auction-rate securities at par from March 1, 2008, through April 25, 2008.  Since April 25, 2008, and through July 7, 2008, we sold an additional $39 million of auction-rate securities at par and held $356 million (par value) at July 7, 2008.  We have not realized any gains or losses on the sales of our auction-rate securities. The sale of $59 million (par value) of our auction-rate securities since March 1, 2008, has been the result of full redemptions as a result of refinancing by the issuers, successful auctions, and pro-rated sales in failed auctions.

•                  Please describe to us your experience with auctions subsequent to your year end. Specifically, quantify for us the par value of your auction-rate securities that have had at least one auction since your fiscal year end, and tell us the results of those auctions, separately discussing and quantifying those that failed and those that were successful. To the extent that any securities have had multiple auctions, some of which failed and some of which were successful, you should explain this in reasonable detail in your response.

Our entire auction-rate securities portfolio of $380 million (par value) at May 31, 2008, has been subject to at least one failed auction since March 1, 2008.  We have auction-rate securities that are subject to auctions that occur every 7, 28 or 35 days, with the majority of our existing portfolio being subject to auctions that occur every 35 days.  It has been our practice since March 1, 2008, to place sales orders on our auction-rate securities on the scheduled auction dates in an effort to liquidate the securities.  The $59 million in sales noted above since March 1, 2008, was the result of the following activity ($ in millions):

Called / sold due to	March 1, 2008 to July 7, 2008
Redemptions by issuer	$40
Successful auctions	11
Failed auctions [1]	8
Total par value	$59

1                   Liquidation resulted from a pro-rated sale, which occurs when a limited number of buyers submit bids on the scheduled auction date.  The sale proceeds are allocated on a pro-rata basis to the holders who placed sales orders.  The auction is still considered failed as the amount of securities submitted for sale exceeded the aggregate amount of bids.

•                  Disclose in future filings the key terms of your auction-rate securities, such as maturity dates, auction reset provisions, and interest rate provisions. Please also disclose the proceeds received from sales of auction-rate securities and the realized gains and losses on those sales as well as the number and dollar value of failed auctions. In your response, please provide this information for the historical periods presented.

In future filings, beginning with our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2008, filed on July 10, 2008, we will provide the key terms of our auction-rate securities, including:

•                  types and ratings of our auction-rate securities;

•                  guarantees in place;

•                  maturity dates;

•                  auction reset provisions;

•                  interest rate provisions; and

•                  number and dollar value of our securities subject to failed auctions.

We will also disclose the proceeds received from sales of auction-rate securities and the realized gains and losses on those sales, if any.

As to prior historical periods, the auction process prior to mid-February 2008 provided a means by which we could rollover our investments at each auction date or sell the securities at par, resulting in no gain or loss, in order to provide us liquidity as needed. We did not experience any auction failures prior to mid-February 2008.  As a result, we do not believe providing further detail for the historical periods prior to mid-February 2008 is predictive of the current risks associated with holding these types of securities.

The disclosures in Notes 3 and 4 of our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2008, filed on July 10, 2008, were as follows ($ in millions):

Note 3 (in part)

In accordance with our investment policy, we place our investments in debt securities with issuers who have high-quality credit and limit the amount of investment exposure to any one issuer. The primary objective of our investment activities is to preserve principal and maintain a desired level of liquidity to meet working capital needs. We seek to preserve principal and minimize exposure to interest-rate fluctuations by limiting default risk, market risk and reinvestment risk.

Short-term and long-term investments are comprised of auction-rate securities and commercial paper. We classify investments in auction-rate securities and other investments in debt securities as available-for-sale and carry them at fair value. Auction-rate securities are intended to behave like short-term debt instruments because their interest rates are reset periodically through an auction process, most commonly at intervals of 7, 28 and 35 days. The same auction process has historically provided a means by which we may rollover the investment or sell these securities at par in order to provide us with liquidity as needed.

Our auction-rate securities consisted of the following at May 31, 2008 and March 1, 2008:

Description	Nature of collateral or guarantee	May 31, 2008	March 1, 2008
Student loan bonds	Student loans guaranteed 95% to 100% by the U.S government	$298	$297
Municipal revenue bonds	97% and 89% insured by AAA/Aaa-rated bond insurers at May 31, 2008 and March 1, 2008, respectively	59	97
Auction preferred securities	Underlying investments of closed-end funds	23	23
Total par value (includes accrued interest)		$380	$417

At May 31, 2008, our auction-rate securities portfolio was 97% AAA/Aaa-rated and 3% AA/Aa-rated.

In mid-February 2008, auctions began to fail due to insufficient buyers, as the amount of securities submitted for sale in auctions exceeded the aggregate amount of the bids. For each failed auction, the interest rate on the security moves to a maximum rate specified for each security, and generally resets at a level higher than specified short-term interest rate benchmarks. At May 31, 2008, our entire auction-rate securities portfolio, consisting of 63 investments in auction-rate securities, was subject to failed auctions, however, we had sold at par $39 in auction-rate securities during the first quarter of fiscal 2009. In addition, subsequent to May 31, 2008 and through July 7, 2008, we sold $20 in auction-rate securities at par and collected $4 in interest and held $356 (par value) at July 7, 2008. To date, we have collected all interest due on our auction-rate securities and expect to continue to do so in the future.

As a result of the persistent failed auctions, and the uncertainty of when these investments could be successfully liquidated at par, we have classified all of our investments in auction-rate securities as non-current assets within equity and other investments in our consolidated balance sheet at May 31, 2008. The investment principal associated with failed auctions will not be accessible until successful auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities, or final payments come due according to the contractual maturities of the debt issues, which range from 8 to 40 years. We believe that issuers and financial markets are exploring alternatives that may improve liquidity, although it is not yet clear when or if such efforts will be successful. We intend to hold our auction-rate securities until we can recover the full principal amount through one of the means described above, and have the ability to do so based on our other sources of liquidity.

We evaluated our entire auction-rate securities portfolio for temporary or other-than-temporary impairment at May 31, 2008, based primarily on the methodology described in Note 4, Fair Value Measurements. As a result of this review, we determined that the fair value of our auction-rate securities at May 31, 2008, approximates par value, and accordingly, we have not recorded any impairment. The estimated fair values could change significantly based on future market conditions. We will continue to assess the fair value of our auction-rate securities for substantive changes in relevant market conditions, changes in our financial condition or other changes that may alter our estimates described above. We may be required to record an unrealized holding loss or an impairment charge to earnings if we determine that our investment portfolio has incurred a decline in fair value that is temporary or other-than-temporary, respectively.

There were no significant unrealized holding gains or losses recorded in accumulated other comprehensive income at May 31, 2008; March 1, 2008; and June 2, 2007, related to our investments in debt securities.

Note 4 (in part)

	Student loan bonds	Municipal revenue bonds	Auction preferred securities	Total
Balances at March 1, 2008	$297	$97	$23	$417
Realized gain (loss) included in earnings	—	—	—	—
Unrealized gain (loss) included in other comprehensive income	—	—	—	—
Purchases, sales and settlements, net	(1)	(38)	—	(39)
Interest accrued (received)	2	—	—	2
Transfers in and/or (out) of Level 3	—	—	—	—
Balances at May 31, 2008	$298	$59	$23	$380

* * * * *

We hereby represent that:

•                  Best Buy is responsible for the adequacy and accuracy of the disclosures in the Form 10-K;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•                  Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can assist with your review of this letter, or if you have any questions on any of the information in this letter, please telephone me at (612) 291-4840.  My fax number is (952) 430-9979.

Sincerely,

/s/ Susan S. Grafton

Susan S. Grafton

Vice President, Controller and Chief Accounting Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Stacy Janiak, Deloitte & Touche LLP
Anne Rosenberg, Robins, Kaplan, Miller & Ciresi L.L.P.